PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com


10016014

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL - 7 2010
WASH, D.C.
193
SECTION

28th June 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 28th June 2010.

"Catcher East Drilling Update".

Yours faithfully



Stephen Huddle
Company Secretary

Enc





Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

Drilling Update - Catcher East Oil Discovery

Premier is pleased to announce that the Catcher East (28/9-1Z) sidetrack well, located in the UK Central North Sea, has successfully encountered excellent quality oil bearing sandstones.

The well was drilled to a total depth of 5931 ft Measured Depth (MD) and no oil water contact was encountered. Initial pressure data indicates a common pressure regime between Catcher East and the earlier Catcher discovery suggesting that they are likely to be part of a single accumulation.

Initial analysis indicates 82ft of net hydrocarbon pay over a gross interval of over 236 ft. A core was taken in the main sand body which recovered 44ft of oil bearing sand. Well logs indicate average porosity of approximately 34 per cent.

The co-venturers have decided to drill an additional side-track (28/9-1 Catcher SW appraisal) to the south west of the earlier Catcher discovery well to assess any additional reservoir sands not encountered in the original Catcher well. This is expected to take approximately 15 days to complete.

The results of the drilling programme will be integrated to determine the future development options for the Catcher discoveries and plans for further exploration activity on the block targeting other high potential prospects on the licence (including the Catcher North area). These prospects have been significantly de-risked by the current programme.

Premier has 35% equity in the 28/9 licence.

Simon Lockett, Chief Executive Officer, commented:

"We are delighted with the results of the Catcher drilling programme to date and, following the successful sidetrack, have upgraded our reserves estimate for the block to a range of 50-80 mbbls. We expect to move forward rapidly with plans for assessing the remaining exploration potential and determining the future development options. Catcher represents an important addition to our growing portfolio in the Central North Sea"

28 June 2010

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Tony Durrant

Pelham PR — **Tel: 020 7337 1500**
James Henderson
Gavin Davis

Notes to editors:
Premier is a leading FTSE 250 independent exploration and production company with oil and gas interests in the North Sea, South East Asia and in the Middle East-Pakistan regions. Our strategy is to add significant value for shareholders through exploration and appraisal success, astute commercial deals and optimal asset management.

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom